

May 24, 2024

Sanjeev Redkar
President
Apollomics Inc.
989 E. Hillsdale Blvd., Suite 220
Foster City, CA 94404

      Re: Apollomics Inc.
          Registration Statement on Form F-3
          Filed May 20, 2024
          File No. 333-279549

Dear Sanjeev Redkar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Coombs